

Mail Stop 4546

June 30, 2017

Via E-mail
Mr. Christopher S. Coleman
Chief Financial Officer
Third Point Reinsurance Ltd.
3 Waterloo Lane
Pembroke, Bermuda, HM 08

Re: Third Point Reinsurance Ltd.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Coleman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

1.   Given the significance of your net investment income to your overall operating results and business focus, provide us additional breakdowns of your investment portfolio, as well as breakdowns of your investment income and management fees on those components, that you believe are most relevant for the reader to understand the exposures and trends experienced in your portfolio. Include a schedule showing your performance fees that separately quantifies the impact of clawbacks and other adjustments for investment losses for each period presented.

<u>Credit Risk, page 86</u>
<u>Investments, page 87</u>

2.   You disclose here that all of your asset backed securities holdings, which represent approximately 10% of your investment portfolio, were noninvestment grade. Provide us with a schedule that summarizes the noninvestment grade securities for the rest of your investment portfolio. Tell us the metrics you use to determine noninvestment grade securities.

<u>Consolidated Financial Statements</u>

3.   Tell us why do not separately quantify your related party transactions, including but not limited to your investment management fees, on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

<u>Notes to the Consolidated Financial Statements</u>
<u>8. Loss and loss adjustment expense reserves</u>
<u>Incurred and paid development tables by accident year, page F-35</u>

4.   Tell us how you determined the level at which to aggregate your short duration reinsurance business for the loss development table. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, and ending reserve liabilities for the last two years by each product line quantified on page five and discussed on pages seven to nine. For each product line identified on page five and pages seven to nine, list the relevant characteristics of that product line and compare them to the characteristics of the other product lines with which it has been aggregated. Tell us how you determined it was appropriate to aggregate these product lines into a single loss development table here, and why each of the product lines identified did not have significantly different characteristics in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.

5.   Please tell us whether the amount for each accident year under the column labeled "IBNR Loss and loss adjustment expense reserves, net" includes the expected development, as stipulated in ASC 944-40-50-4Da.

6.   Refer to your disclosure that reserves are not allocated to the underlying accident years for retroactive reinsurance contracts, but are presented in the loss triangles in the accident year that the contract incepted. Please tell us how this presentation complies with ASC 944-40-50-4B and 50-4D which requires providing information by accident year. Also, provide us separate schedules of loss and loss adjustment expenses incurred and paid, net depicting solely the amounts related to retroactive reinsurance on a basis of "accident year that the contract incepted."

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance